Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of March 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: March 22  2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2006 FOURTH QUARTER AND FULL-YEAR RESULTS

UNDER IFRS

•

Q4 comparable operating revenues up 1.3% on solid mobile performance; reported revenues up 13.6% reflecting consolidation of Germanos and sale of ArmenTel

•

FY 06 Greek Fixed-line revenues up slightly, reflecting slower-than-expected competitor moves; Q4 down, chiefly on regulatory and interconnection impacts

•

Q4 Greek Fixed-line margins lower than Q3 on higher repairs & maintenance

•

Group OIBDA margin ex-VRP down slightly in Q4, mainly due to Germanos consolidation

•

Group Net Income after ArmenTel capital gain (€160mn) and loss on Pension Fund loan (€70mn) impacted by higher financial expenses and taxes

•

Management proposes dividend of €0.55 per share

ATHENS, Greece – March 22, 2006 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated audited results (prepared under IFRS) for the quarter and twelve months ended December 31, 2006.

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE AND TWELVE MONTHS ENDED

DECEMBER 31, 2006 AND 2005, IN ACCORDANCE WITH IFRS

€ mn except per share data	Q4'06	Q4'05	% Change	12M'06	12M'05	% Change
Revenues	1,588.8	1,399.2	13.6%	5,891.3	5,475.1	7.6%
Operating Income/ (Loss)	219.0	183.9	19.1%	1,088.3	24.0	-
Pre-tax Income/ (Loss)	271.8	157.8	72.2%	1,083.8	3.3	-
Net Income/ (Loss)	129.1	79.7	62.0%	574.6	(216.8)	-
Basic EPS/ (Loss) (€)	0.2634	0.1626	62.0%	1.1723	(0.4424)	-
Operating Income before Depreciation & Amortization	508.6	451.1	12.7%	2,216.8	1,131.4	-
Pro Forma* Operating Income before Depreciation and Amortization	508.6	452.7	12.3%	2,167.0	1,971.5	9.9%
as % of Operating revenues	32.0%	32.4%	-0.4pp	36.8%	36.0%	0.8pp
Cashflow from Operations	573.9	487.2	17.8%	1,786.2	1,532.8	16.5%
CAPEX as % of Revenues	23.7%	19.7%	4.0pp	16.3%	12.4%	3.9pp

* Excluding the impact of OTE S.A. Voluntary Retirement Program (€939.6mn charge in 12M’05 and €49.8mn reversal in

12M’06) and non-recurring gains related to CosmoRom at RomTelecom (€99.5mn in 12M’05).

Commenting on the quarter, Panagis Vourloumis, Chairman and CEO, noted:

"Our performance in the last three months of the year, while not quite as strong as what we achieved in the previous quarter, underscores our continuing turnaround. OTE's Greek fixed-line activities were somewhat impacted by regulatory decisions and the loss of certain interconnection revenues, but we made progress in further reducing our costs in the wake of last year's early retirement plan. Cosmote had another strong performance, boosted by the first quarter of Germanos consolidation. RomTelecom once again hit by the severe deterioration of its top-line environment, partly offset this through reductions of its operating expenses. Our updated three-year business plan, that we are presenting today, shows that there is plenty more work to be done – the greater responsiveness of our organization, clearly visible in 2006, should enable us to meet our objectives."

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues increased by 13.6% in the three months ended December 31, 2006, compared to the respective period of 2005. The increase reflects the first consolidation, as of October 2, 2006, of the Germanos operations, more than offsetting the de-consolidation of ArmenTel effective November 16, 2006. Excluding these two factors, Group revenues rose by 1.3%, reflecting higher revenues from mobile telephony, ADSL and monthly rentals, offsetting weakness in revenues from local, long-distance and international telephony.

Total Operating Expenses

Total Operating Expenses excluding depreciation and amortization and VRP-related costs increased by 14.1% in Q4’06 to €1,080.2mn, as lower payroll and employee benefits were more than offset by higher cost of telecommunications equipment in the quarter, largely reflecting the consolidation of Germanos.

Payroll and Employee Benefits

Payroll and Employee Benefits decreased by 7.6% to €310.4mn in Q4’06, primarily reflecting the benefits of the OTE fixed-line Voluntary Retirement Plan.

Other Operating Expenses

Other Operating Expenses were up by 1.2% to €333.2mn, as the continuing drop in Greek fixed-line operations was more than offset by higher expenses in the Group’s rapidly growing activities. During the quarter, OTE Group made significant progress in the containment of Advertising and Provisions for doubtful accounts expense.

Operating Income before Depreciation and Amortization

Operating Income before Depreciation and Amortization (OIBDA) totaled €508.6mn in Q4’06, as compared to €452.7mn in Q4’05, when the Group had incurred an additional charge of €1.6mn for its Voluntary Retirement Program in Greece. The Group’s OIBDA margin for the quarter stood at 32.0%, marginally lower than in the same period last year.

Net income

In the quarter, OTE Group posted Net Income of €129.1mn, up 62% from €79.7mn in Q4’05. Q4’06 consolidated net income includes a realized capital gain on the sale of the Group’s interest in ArmenTel (€160.2mn pre-tax) as well as a total one-off net financial loss of €70.0mn related to the loan that OTE granted to the OTE Auxiliary Pension Fund, as disclosed in the Q3’06 results release.

Cash flow

Cash provided by operating activities amounted to €573.9mn for the three months ended December 31, 2006. The 17.8% growth in cash flow from operations reflects higher net income and working capital discipline, and was achieved despite a cash outflow of approximately €110mn in the quarter related to Greek fixed-line redundancy payments.

Capital Expenditure

Capital expenditure in the fourth quarter of 2006 totaled €377.1mn, more than 37% higher versus the respective period of 2005, mainly reflecting mobile telephony investments.  For the full year, capex totaled €962.4mn, below the Group's forecast of annual capex of €1.2bn. The difference is largely due to Greek fixed-line activities and reflects investment deferrals and redefinitions, as well as improved purchasing terms.

Debt

On December 31, 2006, the OTE Group gross debt amounted at €4,590.5mn, an increase of 33.4% compared to December 31, 2005, (as a result of the Germanos acquisition by Cosmote), while net debt totaled €2,548.0mn, higher by 32.2% from 2005 year end. OTE debt outstanding breaks down as follows:

€mn	Dec 31, 2006	Dec 31, 2005	% Change
Short-Term:
-Bank loans	25.2	14.3	76.2%
Medium & Long-term:
-Bonds	3,844.3	2,598.0	48.0%
-Bank loans	721.0	794.2	-9.2%
-Other loans	0.0	33.4	-
Total Indebtedness	4,590.5	3,439.9	33.4%
Cash and Cash equivalents	2,042.5	1,512.2	35.1%
Net Debt	2,548.0	1,927.7	32.2%

1.

OTE FIXED-LINE

TRAFFIC STATISTICS

Minutes, millions	Q4’06	Q4’05	% Change
Local	2,997.0	3,079.3	-2.7%
National Long – Distance	443.5	469.2	-5.5%
International Long – Distance	73.5	80.4	-8.6%
Fixed-to-Mobile	455.2	437.6	4.0%
Special Calls	55.1	53.1	3.8%
Total Voice traffic	4,024.3	4,119.6	-2.3%
Subscription Dial-up Internet	1,702.2	2,745.6	-38.0%

OTE estimates that its share of the Greek fixed-line market, as measured in outgoing call minutes (excluding subscription dial-up internet), was roughly unchanged in Q4’06.

€mn	Q4’06	Q4’05	% Change	12M’06	12M’05	% Change
Revenues	657.7	687.4	-4.3%	2,714.5	2,707.0	0.3%
- Basic Monthly Rentals	173.3	166.6	4.0%	691.9	669.8	3.3%
- Fixed-to-fixed calls	132.2	141.1	-6.3%	518.9	540.9	-4.1%
- Fixed-to-mobile calls	74.1	85.7	-13.5%	313.8	337.5	-7.0%
- International	38.2	49.4	-22.7%	181.1	216.0	-16.2%
- Other	239.9	244.6	-1.9%	1,008.8	942.8	7.0%
Operating Income/ (Loss)	36.7	11.1	-	312.1	(822.4)	-
Operating income before depreciation and amortization/ (Loss)	168.4	149.8	12.4%	840.1	(279.8)	-
Voluntary retirement costs/ (reversal)	0.0	1.6	-	(49.8)	939.6	-
Pro Forma Operating income before depreciation and amortization	168.4	151.4	11.2%	790.3	659.8	19.8%
as % of Operating revenues	25.6%	22.0%	3.6pp	29.1%	24.4%	4.7pp
Depreciation & Amortization	131.7	138.7	-5.0%	528.0	542.6	-2.7%

In Q4’06, total fixed-line revenues decreased by 4.3%, compared to the same period last year, reaching €657.7mn. The increase in PSTN/ISDN basic monthly rental tariffs implemented in April 2006, along with strong ADSL take-up did not fully offset the decline in revenues from fixed-to-fixed, fixed-to-mobile, international telephony, interconnection and, finally, revenues from leased lines and data communications. The drop in fixed-to-mobile call revenues is partly attributable to the reduction in termination rates implemented by the mobile operators in June and passed on by OTE to its clients. In addition, as of December, OTE reduced its retention fee for all fixed-to-mobile calls by approximately 12%. Revenues from interconnection and leased lines were negatively affected by a regulatory decision taken in November (with retroactive effect for the whole year) to impose lower wholesale interconnection and leased-line tariffs. This resulted in a €12.6mn negative adjustment to Q4 revenues, reflecting the lower tariffs for the whole year.

As of the end of December 2006, there were approximately 4.8 million PSTN lines in service, down by 2.1% from the prior year level. ISDN lines (64K) rose by 2.6% to a total of nearly 1.4 million. Total lines fell by 1.1% reaching 6,160,369.

With a total ADSL market in excess of 500,000 customers as of the end of 2006, OTE met its stated target. The Group had approximately 488,000 ADSL customers at year end, with an unchanged split of roughly two-thirds retail and one-third wholesale. The total Greek broadband market exceeded 512,000 customers. This compares to over 373,000 and 390,000 respectively, at the end of September 2006. The strong take up rate – continuing in the early months of 2007 – reflects the ongoing promotional efforts by OTE and resellers.

Installed ADSL capacity continues to grow at a rapid pace, enabling OTE and the alternative operators to meet the strong market demand for broadband services. At the same time the pace of local loop unbundling (LLU) is picking up, as additional alternative carriers enter the LLU market and the number of exchanges available for co-location is increasing.

Total operating expenses amounted to €621.0mn, down 8.0% from the Q4’05 level excluding VRP impact. Payroll and employee benefits declined by 13.9% to €177.1mn, largely reflecting the positive impact of the Voluntary Retirement Program. The Q4’06 payroll figure includes approximately €10mn in provisions for employee bonuses and incentives to be paid in early 2007.

Other operating expenses declined by 8.3% in the quarter to €162.8mn, largely driven by the decline in Provisions for doubtful accounts, reflecting OTE’s ongoing billing and collections improvements, as well as by lower Repairs & Maintenance and Cost of Materials. The decline in other operating expenses was held back by the increase in third party fees, largely paid to other Group units.

Operating Income before Depreciation and Amortization (OIBDA) excluding the impact of OTE S.A. Voluntary Retirement Plan in 2005 and 2006 rose by 11.2% compared to Q4’05 and reached €168.4mn. OIBDA margin improved by 3.6 points to 25.6% of operating revenues.

An analysis of the OTE Fixed-line Other Operating Expenses follows:

€mn	Q4’06	Q4’05	% Change	12M’06	12M’05	% Change
Repairs, maintenance, Cost of materials	28.4	32.5	-12.6%	75.3	107.4	-29.9%
Provision for doubtful accounts	18.1	27.0	-33.0%	65.5	91.0	-28.0%
Advertising	13.5	9.9	36.4%	39.9	38.4	3.9%
Taxes other than income taxes	3.3	3.2	3.1%	9.6	11.0	-12.7%
Other	99.5	104.9	-5.1%	330.0	323.6	2.0%
TOTAL	162.8	177.5	-8.3%	520.3	571.4	-8.9%

2. COSMOTE

SUMMARY CONSOLIDATED RESULTS FOR THE FOURTH QUARTER OF 2006

IN ACCORDANCE WITH IFRS

€mn	Cosmote Greece	AMC	GloBul	CosmoFon	Cosmote Romania	Cosm/hng Germanos since Oct 2	Consolidated
							Q4’06	Q4’05	% Change
Revenues	412.6	40.9	93.3	14.2	17.2	251.7	751.8	505.3	48.8%
Operating income before depreciation and amortization	176.1	25.5	34.3	1.4	-19.4	19.0	233.1	184.8	26.1%
as % of Operating revenues	42.7%	62.3%	36.8%	9.8%	n/a	7.5%	31.0%	36.6%

In Q4’06, Cosmote revenues continued to grow, driven by ongoing strong performances both in Greece and in international operations. Excluding the contribution of Germanos, international operations accounted for approximately 29% of the quarter’s revenues, a percentage that is expected to continue to increase reflecting the success of the Group’s activities in the Balkans.

In Greece, Cosmote revenues rose by 8.9% to €412.6mn in Q4’06, a faster pace of growth compared to previous quarters, fueled by increased usage as well as strong new net additions. Operating Income before Depreciation and Amortization increased by 18.4% in the quarter and the respective margin reached 42.7%.

Blended AMOU further increased to reach 153 minutes in 2006, mainly driven by post-paid AMOU. Blended ARPU for the year rose to €29.9, marginally higher than the 2005 level. At the end of 2006, Cosmote’s customer base exceeded 5.2 million, 12% higher than a year ago, strengthening its leading position in the Greek mobile market with a market share of approximately 37%.

In Albania, AMC’s revenues increased by 15.3% in the quarter, reaching €40.9mn, while Operating Income before Depreciation and Amortization rose by 21.8% and reached a margin of 62.3%. Blended AMOU for the year was 60 minutes, compared to 67 minutes a year ago and blended ARPU for the same period stood at €15. Subscriber growth was stimulated by new commercial initiatives and AMC’s customer base exceeded 990,000 at the end of the year, a gain of nearly 27% from the prior-year level, giving AMC a market share of approximately 52%.

In Bulgaria, GloBul maintained its strong financial performance in Q4’06, delivering a 22.3% revenue increase compared to Q4’05. Operating Income before Depreciation and Amortization reached €34.3mn, nearly 50% higher than in Q4’05, for a margin of approximately 37%. The company achieved record new net additions of almost 390,000, reaching a market share of approximately 40% and a total customer base of nearly 3.3 million at year end. Blended AMOU for the year was 71 minutes, 9.2% higher than in 2005, while blended ARPU dropped to €10.

In FYROM, CosmoFon’s revenues rose by 22.6% to €14.2mn in Q4’06, mainly driven by a strong subscriber take up. Operating income before Deprecation and Amortization reached a margin of 9.8% in the quarter. CosmoFon held a market share of approximately 33% at the end of the year. Blended AMOU for the year stood at 57 minutes, while blended ARPU for the period was unchanged at €10.

In Romania, Cosmote Romania exceeded its operational targets for the year and reached a total of 1.23 million customers with approximately 556,000 net additions during the quarter. The majority of the customers remain prepaid, while 19% of the new additions were post-paid. Cosmote Romania captured an approximately 7% market share within one year of operation, and blended ARPU for the year stood at €5.

Germanos SA, whose acquisition by Cosmote became effective on October 2, 2006, was fully consolidated in Q4’06. Germanos revenues in the period amounted to €251.7mn, while Operating Income before Depreciation and Amortization represented 7.5% of revenues.

As of the end of 2006, Germanos owned and operated a total of 610 branded stores, a number which is expected to grow to more than 800 by the end of 2007.

Cosmote has improved both its market position and financial performance in all markets of operation. Consolidated revenues for Q4’06, including the contribution of Germanos for the first time, stood at €751.8mn, a 48.8% increase. Operating Income before Depreciation and Amortization as a percentage of Operating revenues declined from 36.6% in Q4’05 to 31.0% in Q4’06, mainly reflecting the peak losses from the Romanian operation and the newly consolidated Germanos operation.

Additional details are available in Cosmote’s Q4’06 press release issued on February 22, 2007.

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

ROMTELECOM FINANCIAL HIGHLIGHTS

FOR THE THREE AND TWELVE MONTHS ENDED

DECEMBER 31, 2006 AND 2005, IN ACCORDANCE WITH IFRS

€mn	Q4’06	Q4’05	% Change	12M’06	12M’05	% Change
Revenues	229.8	235.8	-2.5%	894.8	929.7	-3.8%
Operating Income before Depreciation & Amortization	78.5	73.4	6.9%	338.3	341.5	-0.9%
Operating Income before Depreciation & Amortization as % of Operating Revenue	34.2%	31.1%	3.1pp	37.8%	36.7%	1.1pp
Operating Income/(Loss)	17.8	9.0	97.8%	84.4	67.1	25.8%
Net Income/(Loss)	13.6	(10.5)	-	55.2	84.9	-35.0%
Net Income/(Loss) as % of Operating Revenue	5.9%	-4.5%	-	6.2%	9.1%	-2.9pp
Increase/(Decrease) in Gross PP&E	106.4	25.8	312.4%	208.1	91.8	126.7%

Fixed Telephony, Lines				3,403,346	3,957,870	-14.0%
		Dec 31, 2006		Dec 31, 2005
Cash and cash equivalents		155.6		157.5		-1.2%
Long term debt		(105.1)		(148.4)		-29.2%
Net Cash Position		50.5		9.1		-

In Q4’06, RomTelecom’s revenues were €229.8mn, down 2.6% from €235.8mn in Q4’06. The decrease reflects the drop in the number of subscriber lines and lower retail traffic, largely due to intense competition from cable operators, as well as reduced wholesale revenues. These declines were partly offset by the tariff rebalancing implemented last August.

The combination of mobile substitution and heightened competition from fixed-line alternative carriers affected the number of lines, which decreased by 14% year on year, and particularly the amount of local traffic, which decreased by 26%.

Wholesale revenues declined by 16.9% in Q4’06 despite stable wholesale traffic as a result of intensifying competition from alternative carriers and mobile operators using RomTelecom’s network at significantly reduced rates as mandated by the Regulator.

Revenues from data services (ADSL, VPN, other broadband services) jumped by 145% in Q4'06, in line with company’s objective to gain market share in non-voice services. The total number of ADSL customers at year end was approximately 89,000, while leased lines revenues rose by 17%.

Operating expenses excluding depreciation and amortization for Q4’06 decreased by 9.6% to €151.3mn, largely reflecting lower redundancy payments and reduced payments to operators. The company’s efforts to raise its visibility and promote newly launched products contributed to a 25% increase in advertising costs in Q4’06.

Operating Income before Depreciation & Amortization improved by 6.9% in Q4’06, as a result of savings in operating expenses.  Improvement in net income, from a €10.5mn loss in Q4'05 to net income of €13.6mn gain in Q4’06, is largely attributable to lower financial expenses and taxes.

Cash and equivalents were virtually unchanged at 2006 year end from the year-earlier level despite a €43.3mn drop in long-term borrowings, dividend payment of €100mn and a doubling of capex in 2006 compared to the prior year.

Headcount was 12,257 at the end of 2006, down 6% or nearly 800 people compared to 2005 year end.

Implementation of several projects and initiatives is proceeding according to the Company’s plan:

➢

The successful launch of satellite television services at the end of November 2006 contributes to the repositioning of RomTelecom as a full-fledged telecom and media services provider:  the new digital TV service, which is available countrywide via OTE’s Hellas Sat 2 satellite, operates under the “Dolce” brand name and offers a standard package as well as a range of thematic packages at highly attractive monthly rates;

➢

Implementation of the Next Generation Network (NGN) continues, complemented by the Access Network modernization in all cities and selective rural areas to allow the provision of broadband services;

➢

New product offerings are targeting business customers and loyalty schemes address residential clients’ needs.

4. OTENET

OTEnet, the Internet and IP services subsidiary of OTE, offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies. Revenues in Q4’06 were €28.8mn, up 1.8% from Q4’05, reflecting the migration of PSTN-ISDN customers to broadband (ADSL) connections.

5. OTHER INTERNATIONAL INVESTMENTS

ARMENTEL

OTE’s 90% stake in ArmenTel was sold on November 16, 2006, and deconsolidated as of that date.  Revenues for Q4’06 through the date of the disposal amounted to €22.7mn, while Operating Income before Depreciation and Amortization was €8.8mn.

6.  EVENTS OF THE QUARTER

OTE VOLUNTARY RETIREMENT PROGRAM SUCCESSFULLY COMPLETED

On October 20, 2006 OTE announced the successful completion of its Voluntary Retirement Program (VRP) effective October 14, 2006.

LOAN TO OTE AUXILIARY FUND

On October 23, 2006, OTE S.A. signed an agreement with the OTE personnel Auxiliary Fund, pursuant to which OTE granted the Fund a loan of up to €180mn, repayable over 21 years. The loan bears interest at 2.9‰ annually, well below current market conditions.  Consequently, a €70mn provision for future financial losses was recorded in the Company’s Q4’06 financial statements.

€1.5BN BOND ISSUE

On November 15, 2006 OTE announced that its 100%-owned subsidiary, OTE plc, had successfully completed issues of bonds under its €5bn Global Medium Term Note Program. The proceeds were used to refinance of the €1.5bn bridge facility of Cosmote S.A. signed in August 2006 for the acquisition of Germanos S.A.

SALE OF 90% STAKE IN ARMENTEL

On November 16, 2006 OTE announced that it had completed the sale of its 90% stake in ArmenTel, the incumbent telecommunications provider in Armenia, to VimpelCom, for a total cash consideration of €341.9mn.

GERMANOS ACQUISITION BY COSMOTE

On October 2, 2006, Cosmote acquired through its 100% subsidiary Cosmoholding Cyprus Ltd, 42% of the outstanding shares of Germanos S.A. As a consequence, together with the 20.75% stake already acquired by Cosmote through the Athens Exchange, Cosmote’s direct and indirect participation in Germanos reached 62.75%. Following this transaction, the Hellenic Capital Markets Commissions approved the prospectus of Cosmote’s public tender offer for the acquisition of the remaining shares of Germanos. The acceptance period commenced on November 23 and ended on December 21.

7.  SUBSEQUENT EVENTS

APPOINTMENT OF PRIVATIZATION ADVISOR

On January 29, 2007, OTE announced the appointment of Merrill Lynch International as its exclusive Advisor with regards to the sale of part of the Hellenic Republic's 38.7% stake in OTE. The process was initiated by the Hellenic Republic in late 2006.

APPOINTMENT OF NEW ROMTELECOM CEO

On February 1, 2007, OTE announced the appointment of Georgios Ioannidis as Chief Executive Officer of RomTelecom, in replacement of James Hubley, who held the position since March 2003.

Mr. Ioannidis previously held the positions of CEO of OTEnet and Chief Technology Officer of OTE SA.

EMPLOYEE EXIT PROGRAM

On February 28, 2007, OTE announced an agreement with the unions regarding an employee exit program, under which certain employees with one to five remaining years of service will get exit bonuses in order to depart during 2007. Approximately 450 OTE employees are eligible for this program.

SQUEEZE-OUT OF REMAINING GERMANOS SHARES

On March 9, 2007, Cosmote announced that its request, submitted on February 23, to squeeze out the remaining shares of Germanos, accounting for 0.6% of the share capital, had been approved by the Hellenic Capital Market Commission. The Germanos shares will be delisted from the Athens Stock Exchange as of March 29, 2007.

EXTRAORDINARY SHAREHOLDERS MEETING

On March 14, 2007, OTE held an Extraordinary Shareholders Meeting to revise certain Articles of Association relative to the composition of its Board, the Greek State's participation in the Company, the establishment of a stock option plan, and other matters. As the necessary quorum was not met, a second EGM will be held on March 27.

8. DIVIDEND

OTE management will submit to the Board of Directors a proposal to ask the Annual General Meeting of Shareholders of June 21, 2007 to approve payment of a dividend of €0.55 per share.

9. OUTLOOK

As part of its three-year Business Plan outlined today, OTE indicated that Group consolidated revenues were expected to grow by a compound annual growth rate of approximately 6.5%, during the 2007-2009 period. Operating Income before Depreciation and Amortization margin should gradually increase from 36.8% in 2006 (net of Voluntary Retirement Plan Q3 06 reserve reversal) to about 39% in 2009. The integration of Germanos and changes in the competitive landscape largely explain differences with earlier forecasts.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

             Christina Hadjigeorgiou - Financial Analyst

                         Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on June 30, 2006. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Condensed Consolidated Balance Sheets as of December 31, 2006 and December 31, 2005 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months and twelve months ended December 31, 2006 and 2005 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months and twelve months ended December 31, 2006 and 2005 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the four quarters and twelve months ended December 31, 2006 (Under IFRS)

V.

Group Revenues for the three months and twelve months ended December 31, 2006 and 2005 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

International Assets

VIII.

OTEnet

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2006 AND DECEMBER 31, 2005

(Amounts in millions of Euro)	Dec 2006	Dec 2005
ASSETS

Non - current assets:
Telecommunication property, plant and equipment	6,583.5	6,739.6
Goodwill	540.8	72.4
Telecommunication licenses	384.2	393.0
Investments	158.7	159.3
Advances to pension funds	188.1	180.7
Deferred taxes	127.4	257.7
Other non-current assets	709.7	126.6
Total non - current assets	8,692.4	7,929.3

Current assets:
Materials and supplies	205.4	130.3
Accounts receivable	1,160.5	1,066.7
Other current assets	447.8	411.1
Cash and cash equivalents	2,042.5	1,512.2
Total current assets	3,856.2	3,120.3

TOTAL ASSETS	12,548.6	11,049.6

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,172.5
Paid-in surplus	485.9	486.6
Treasury stock	0.0	(5.9)
Legal reserve	283.3	256.7
Retained earnings	1,724.1	1,401.6
	3,664.8	3,311.5
Minority interest	1,223.9	1,201.9

Total equity	4,888.7	4,513.4

Non – current liabilities:
Long-term debt	4,037.3	3,104.3
Reserve for staff retirement indemnities	198.5	172.7
Reserve for voluntary retirement program	361.4	603.8
Reserve for Youth Account	277.3	284.0
Other non – current liabilities	126.9	139.9
Total non – current liabilities	5,001.4	4,304.7

Current liabilities:
Accounts payable	938.0	720.6
Short-term borrowings	25.2	14.3
Current maturities of long-term debt	528.0	321.3
Income taxes payable	142.0	81.9
Deferred revenue	196.2	179.1
Dividends payable	3.7	5.2
Reserve for voluntary retirement program	317.0	434.9
Other current liabilities	508.7	474.2
Total current liabilities	2,658.5	2,231.5

TOTAL EQUITY AND LIABILITIES	12,548.6	11,049.6

Movement in Shareholders’ equity

2006

Shareholders' equity, January 1	4,513.4
Dividends declared	(116.0)
Profit for the period	730.8
Net income recognized directly in equity	(239.5)
375.3

Shareholders' equity, December 31	4,888.7

EXHIBIT II – CONDENSED CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Prepared under IFRS for the three months and twelve months

ended December 31, 2006 and 2005 (€ mn)

	Q4'06	Q4'05%		12M'06	12M'05%
	Unaudited	Unaudited	Change			Change
Revenues:
Domestic Telephony	561.7	590.4	-4.9%	2,260.6	2,312.2	-2.2%
International Telephony	78.4	94.0	-16.6%	346.9	391.0	-11.3%
Mobile Telephony	484.9	445.1	8.9%	1,975.8	1,752.2	12.8%
Other	463.8	269.7	72.0%	1,308.0	1,019.6	28.3%
Total Revenues	1,588.8	1,399.2	13.6%	5,891.3	5,475.1	7.6%

Operating Expenses:
Payroll and employee benefits	(310.4)	(336.1)	-7.6%	(1,241.6)	(1,327.1)	-6.4%
Voluntary retirement costs	0.0	(1.6)	-	49.8	(939.6)	-

Payments to international operators	(56.6)	(46.9)	20.7%	(208.8)	(217.9)	-4.2%
Payments to domestic telephony operators	(174.9)	(178.8)	-2.2%	(720.9)	(665.5)	8.3%
Depreciation and amortization	(289.6)	(267.2)	8.4%	(1,128.5)	(1,107.4)	1.9%
Cost of telecommunications equipment	(205.0)	(55.4)	270.0%	(363.5)	(180.8)	101.1%
Reversal of fixed asset impairment	0.0	0.0	-	0.0	75.7	-
Extinguishment of liabilities	0.0	0.0	-	0.0	23.8	-
Other operating expenses	(333.2)	(329.2)	1.2%	(1,189.5)	(1,112.3)	6.9%
Total Operating Expenses	(1,369.8)	(1,215.3)	12.7%	(4,803.0)	(5,451.1)	-11.9%

Operating Income	219.0	183.9	19.1%	1,088.3	24.0	-
Other income / (expense):
Interest income	22.0	15.4	42.9%	70.8	53.9	31.4%
Interest expense	(140.9)	(45.8)	207.6%	(278.8)	(163.2)	70.8%
FX gain/(loss), net	1.0	3.5	-71.4%	4.2	34.7	-87.9%
Financial net	(117.9)	(26.9)	338.3%	(203.8)	(74.6)	173.2%

Investment income/(loss)/Gain on sale of investment	170.2	0.7	-	176.3	33.5	426.3%
Dividends	0.5	(0.0)	-	23.0	20.4	12.7%
Total Other income / (expense)	52.8	(26.2)	-	(4.5)	(20.7)	-78.3%

Profit before income taxes	271.8	157.8	72.2%	1,083.8	3.3

Income taxes	(107.0)	(52.4)	104.2%	(353.0)	(19.8)

Profit for the period	164.8	105.4	56.4%	730.8	(16.5)	-

Attributable to:
Equity holders of the parent	129.1	79.7	62.0%	574.6	(216.8)	-
Minority interest	35.7	25.7	38.9%	156.2	200.3	-22.0%
	164.8	105.4	56.4%	730.8	(16.5)	-

EXHIBIT III – GROUP OTHER OPERATING EXPENSE ANALYSIS

€ mn	Q4 06	Q4 05	% Change	12M 06	12M 05	% Change
Commission to dealers	48.4	47.9	1.0%	203.0	166.9	21.6%
Repairs, maintenance, cost of materials	62.1	60.0	3.5%	199.0	205.7	-3.3%
Provision for doubtful accounts	26.9	30.8	-12.7%	97.9	110.4	-11.3%
Advertising	42.4	48.2	-12.0%	164.0	133.3	23.0%
Taxes other than income taxes	12.6	4.4	186.4%	47.1	30.1	56.5%
Other	140.8	137.8	2.2%	478.5	465.9	2.7%
TOTAL	333.2	329.1	1.2%	1,189.5	1,112.3	6.9%

EXHIBIT IV – STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

 Condensed Consolidated Statement of Cash Flows Prepared under IFRS for the four quarters and twelve months ended December 31, 2006 (€ mn)

	Q1’06	Q2’06	Q3’06	Q4’06	12M’06
Cash Flows from Operating Activities:
Profit before taxes	203.4	230.5	378.1	271.8	1,083.8
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	284.3	280.0	274.6	289.6	1,128.5
Provisions for voluntary retirement	-	-	(49.8)	-	(49.8)
Provisions	51.7	52.5	50.6	66.2	221.0
Investments and financial income/loss	(17.6)	(39.6)	(23.4)	(193.7)	(274.3)
Amortization of advances to pension funds	8.8	8.8	8.8	8.8	35.2
Interest expense	42.3	46.8	48.8	140.9	278.8
Adjustments for working capital movements related to operating activities
Decrease/(increase) in materials and supplies	(6.7)	(0.2)	12.9	(36.3)	(30.3)
Decrease/(increase) in accounts receivable	(13.4)	2.1	(44.5)	131.6	75.8
Decrease in liabilities	(123.0)	(90.9)	(92.9)	13.2	(293.6)
Minus:
Interest paid	(42.1)	(6.3)	(73.7)	(56.4)	(178.5)
Income taxes paid	(14.9)	(67.7)	(66.0)	(61.8)	(210.4)
Net Cash provided by Operating Activities	372.8	416.0	423.5	573.9	1,786.2

Cash Flows from Investing Activities:
Acquisition of subsidiary or associate, net of cash acquired	-	(191.1)	0.0	(1,481.1)	(1,672.2)
Acquisition of financial assets	-	(222.8)	(147.9)	370.7	0.0
Loans granted	-	-	-	(66.4)	(66.4)
Loans received	-	-	-	20.3	20.3
Purchase of property, plant and equipment or intangible assets	(168.5)	(230.9)	(185.9)	(377.1)	(962.4)
Proceeds from sale of investment	-	-	-	316.2	316.2
Interest received	9.0	10.8	6.6	16.4	42.8
Dividends received	-	6.8	-	6.8	13.6
Net Cash used in Investing Activities	(159.5)	(627.2)	(327.2)	(1,194.2)	(2,308.1)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for issuance of subsidiary's share capital	12.0	-	-	-	12.0
Proceeds from long-term debt and short-term borrowings	-	-	870.9	1,498.2	2,369.1
Repayment of long-term debt and short-term borrowings	(26.9)	(18.8)	(40.7)	(1,125.3)	(1,211.7)
Dividends paid	0.0	(72.9)	(0.4)	(43.9)	(117.2)
Net Cash provided/(used in) by Financing Activities	(14.9)	(91.7)	829.8	329.0	1,052.2

Net Increase/(Decrease) in Cash and Cash Equivalents	198.4	(302.9)	926.1	(291.3)	530.3
Cash and Cash equivalents at beginning of period	1,512.2	1,710.6	1,407.7	2,333.8	1,512.2
Cash and Cash Equivalents at end of period (total)	1,710.6	1,407.7	2,333.8	2,042.5	2,042.5
Cash and Cash Equivalents incl. to assets available for sale	-	(37.5)	(36.8)	36.8	-
Cash and Cash Equivalents at end of period (balance sheet)	1,710.6	1,370.2	2,297.0	2,079.3	2,042.5

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Consolidated Revenues prepared under IFRS for the three months and twelve months ended December 31, 2006 and 2005 (€ mn)

	Q4’06	Q4’05	Change	12M’06	12M’05	Change
Domestic Telephony:
Basic monthly rentals	257.4	237.1	8.6%	995.7	954.2	4.3%
Local and long distance calls
-Fixed to fixed	170.4	191.2	-10.9%	702.6	759.1	-7.4%
-Fixed to mobile	109.6	138.8	-21.0%	470.2	515.7	-8.8%
	280.0	330.0	-15.2%	1,172.8	1,274.8	-8.0%
Other	24.3	23.3	4.3%	92.1	83.2	10.7%
Total Domestic Telephony	561.7	590.4	-4.9%	2,260.6	2,312.2	-2.2%

International Telephony:
International traffic	30.2	37.1	-18.6%	132.3	150.5	-12.1%
Payments from International mobile operators	11.0	8.2	34.1%	41.9	38.1	10.0%
	41.2	45.3	-9.1%	174.2	188.6	-7.6%
Payments from International operators	37.2	48.7	-23.6%	172.7	202.4	-14.7%
Total International Telephony	78.4	94.0	-16.6%	346.9	391.0	-11.3%

Mobile Telephony	484.9	445.0	9.0%	1,975.8	1,752.2	12.8%

Other Revenues:
Prepaid cards	24.9	29.5	-15.6%	100.6	126.6	-20.5%
Directories	15.8	14.1	12.1%	58.0	56.0	3.6%
Leased lines and data communications	40.0	44.4	-9.9%	214.0	211.4	1.2%
ISDN, connection & monthly charges	39.0	37.8	3.2%	158.9	141.4	12.4%
Sales of telecommunication equipment	221.3	41.2	-	341.6	112.2	-
Internet services-ADSL	41.7	19.2	117.2%	133.1	81.0	64.3%
ATM	7.4	5.9	25.4%	32.1	23.1	39.0%
Services rendered	28.1	22.6	24.3%	74.9	72.3	3.6%
Interconnection charges	11.7	27.9	-58.1%	96.8	101.7	-4.8%
Miscellaneous	33.9	27.2	24.6%	98.0	94.0	4.3%
Total Other Revenues	463.8	269.8	71.9%	1,308.0	1,019.7	28.3%

Total Revenues	1,588.8	1,399.3	13.5%	5,891.3	5,475.1	7.6%

EXHIBIT VI – SEGMENT REPORTING (12M 2006)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the twelve months ended Dec 31, 2006
(In millions of Euro)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,596.9		604.6	63.3	2,264.8
International Telephony	181.1		126.5	41.4	349.0
Mobile Telephony		2,091.2	0.0	47.6	2,138.8
Other	936.5	291.1	163.7	342.9	1,734.2
Total Revenues	2,714.5	2,382.3	894.8	495.2	6,486.8	(595.5)	5,891.3

Intersegment Revenues	(225.8)	(169.7)	(17.6)	(182.4)	(595.5)

Revenue from External Customers	2,488.7	2,212.6	877.2	312.8	5,891.3		5,891.3

Operating Expenses:
Payroll and employee benefits	(764.9)	(143.3)	(240.1)	(95.1)	(1,243.4)	1.8	(1,241.6)
Voluntary retirement costs	49.8				49.8		49.8
Payments to international operators	(143.9)	(34.6)	(26.1)	(14.7)	(219.3)	10.5	(208.8)
Payments to domestic telephony operators	(366.8)	(388.7)	(104.0)	(16.9)	(876.4)	155.5	(720.9)
Depreciation and amortization	(528.0)	(318.9)	(217.5)	(67.7)	(1,132.1)	3.6	(1,128.5)
Cost of equipment & prepaid cards	(128.3)	(253.2)	(13.9)	(8.5)	(403.9)	40.4	(363.5)
Other operating expenses	(520.3)	(686.1)	(172.4)	(196.8)	(1,575.6)	386.1	(1,189.5)
Total Operating Expenses	(2,402.4)	(1,824.8)	(774.0)	(399.7)	(5,400.9)	597.9	(4,803.0)

Operating Income	312.1	557.5	120.8	95.5	1,085.9	2.4	1,088.3

Operating income before depreciation and amortization	840.1	876.4	338.3	163.2	2,218.0	(1.2)	2,216.8
as % of Operating revenues	31.0%	36.8%	37.8%	33.0%	34.2%	-	37.6%

EXHIBIT VI – SEGMENT REPORTING (12M 2005)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the twelve months ended Dec 31, 2005
(In millions of Euro)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,617.3		640.5	56.4	2,314.2
International Telephony	216.0		144.2	38.3	398.5
Mobile Telephony		1,736.1	0.2	206.9	1,943.2
Other	873.7	61.5	144.8	265.3	1,345.3
Total Revenues	2,707.0	1,797.6	929.7	566.9	6,001.2	(526.1)	5,475.1

Intersegment Revenues	(197.5)	(178.9)	(8.6)	(141.1)	(526.1)

Revenue from External Customers	2,509.5	1,618.7	921.1	425.8	5,475.1		5,475.1

Operating Expenses:
Payroll and employee benefits	(849.8)	(99.7)	(288.8)	(90.0)	(1,328.3)	1.2	(1,327.1)
Voluntary retirement costs	(939.6)				(939.6)		(939.6)
Payments to international operators	(145.9)	(29.7)	(32.3)	(15.2)	(223.1)	5.2	(217.9)
Payments to domestic telephony operators	(372.7)	(327.3)	(98.0)	(36.3)	(834.3)	168.8	(665.5)
Depreciation and amortization	(542.6)	(229.2)	(238.0)	(100.8)	(1,110.6)	3.2	(1,107.4)
Reversal of fixed assets' impairment			75.7		75.7		75.7
Extinguishment of liabilities			23.8		23.8		23.8
Cost of equipment & prepaid cards	(107.4)	(60.8)	(11.0)	(22.9)	(202.1)	21.3	(180.8)
Other operating expenses	(571.4)	(525.6)	(158.1)	(183.2)	(1,438.3)	326.0	(1,112.3)
Total Operating Expenses	(3,529.4)	(1,272.3)	(726.7)	(448.4)	(5,976.8)	525.7	(5,451.1)

Operating Income	(822.4)	525.3	203.0	118.5	24.4	(0.4)	24.0

Operating income before depreciation and amortization	(279.8)	754.5	441.0	219.3	1,135.0	(3.6)	1,131.4
as % of Operating revenues	-10.3%	42.0%	47.4%	38.7%	18.9%	-	20.7%

EXHIBIT VII - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the twelve months ended December 31, 2006,
in accordance with IFRS (€ thousand)

12M 2006

Basic monthly rentals	290,376
Domestic Telephony calls	314,263
Domestic Telephony	604,639
International Telephony	126,501
Other Revenues	163,651
Total Operating Revenues	894,792

Personnel (inc Voluntary Redundancy)	(240,150)
Other operating expenses	(316,331)
Depreciation and Amortization	(253,901)
Total Operating expenses	(810,382)

Operating income	84,410

Financial, net	(12,877)

Income before provision for income taxes	71,533

Provision for Income taxes	(16,332)

Net income	55,201

ARMENTEL

Until November 16, OTE held a 90% stake in ArmenTel, which was fully consolidated until that time. ArmenTel’s key financial figures are stated below:

ARMENTEL

Highlights prepared under IFRS

€ mn	Q4’06 until Nov 16	Q4’05
Revenues	22.7	32.4
Operating Income before Depreciation & amortization	8.8	22.2

EXHIBIT VIII - OTEnet

OTE has a 94.6% stake in OTEnet, which is fully consolidated. OTEnet’s key financial figures are stated below:

OTEnet

Highlights prepared under IFRS

for the three months and the twelve months ended  December 31, 2006 and 2005

€ mn	Q4’06	Q4’05	% Change	12M’06	12M’05	% Change
Revenues	28.8	28.3	1.8%	109.7	96.6	13.6%
Operating Income before Depreciation & amortization	-2.1	4.6	-	3.4	14.7	-76.9%
as % of Operating Revenues	-7.3%	16.3%	-	3.1%	15.2%	-12.1pp

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended December 31, 2006 and 2005
OTE	Q4’06	Q4’05	% Change
PSTN lines	4,778,245	4,879,544	-2.1%
ISDN, 64kb equiv. lines	1,382,124	1,347,408	2.6%
Total lines	6,160,369	6,226,952	-1.1%

ADSL subscribers	487,799	154,530	215.7%
Unbundled local loops	24,635	6,884	257.9%

COSMOTE (Greece)
Pre-paid sub.	3,368,170	2,919,850	15.4%
Contract sub.	1,849,757	1,724,590	7.3%
Total subscribers	5,217,927	4,644,440	12.3%

AMC
Total subscribers	990,279	781,496	26.7%

GLOBUL
Total subscribers	3,270,878	2,393,717	36.6%

COSMOFON
Total subscribers	472,501	384,186	23.0%

COSMOTE ROMANIA
Total subscribers	1,225,603	-	-

OTEnet
Residential clients	528,140	413,200	27.8%
Business clients	18,445	13,900	32.7%

Employees:
-OTE	11,755	14,741	-20.3%
-COSMOTE (Greece)	2,158	2,125	1.6%
-RomTelecom	12,257	13,078	-6.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 22, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer